UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File No. 1-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Budget Group, Inc.

Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, New Jersey 07054

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the

Avis Budget Group, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Avis Budget Group, Inc. Employee Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey

June 27, 2011

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Participant directed investments at fair value:
Cash and cash equivalents	$1,473,028	$300,564
Mutual funds	228,218,495	220,122,766
Common/collective trusts	135,383,029	136,811,815
Avis Budget Group, Inc. common stock	13,172,818	12,211,907

Total investments	378,247,370	369,447,052

Receivables:
Notes receivable from participants	6,930,539	6,824,180
Participant contributions	357,435	333,961
Employer contributions	66,404	138,347
Interest and dividends	226,975	226,772

Total receivables	7,581,353	7,523,260

Total Assets	385,828,723	376,970,312

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	385,828,723	376,970,312

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	7,058,813

NET ASSETS AVAILABLE FOR BENEFITS	$385,828,723	$384,029,125

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$5,318,569
Interest	1,850,021
Net appreciation in fair value of investments	30,956,781

Net investment income	38,125,371

Interest income on notes receivable from participants	371,903

Contributions:
Participants	10,238,063
Employer	5,717,344
Rollovers	620,933

Total contributions	16,576,340

Total additions	55,073,614
DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	49,053,241
Net assets transferred out during the year	4,200,744
Administrative expenses	20,031

Total deductions	53,274,016

NET INCREASE IN ASSETS	1,799,598

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	384,029,125

END OF YEAR	$385,828,723

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Avis Budget Group, Inc. (the “Company”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of one year of eligible service or the attainment of age eighteen.

Participant Contributions – Participants may elect to make pre-tax contributions up to 50% of pre-tax annual compensation, up to the statutory maximum of $16,500 for 2010. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a maximum pre-tax contribution of $22,000 for 2010. Participants may change their contribution investment direction on a daily basis.

Employer Contributions – The Company contributes to the Plan with respect to each participating employee after one year of service, who is not a highly compensated employee, (i) an amount equal to the sum of 100% of the first 3% of the participant’s compensation that is contributed to the Plan, plus (ii) 50% of the participant’s salary deferral in excess of 3%, but not in excess of 5% of compensation. The Company also contributes to the Plan with respect to each participating highly compensated employee, an amount equal to the sum of 100% of the first 3% of the highly compensated participant’s compensation that is contributed to the plan. In July, 2010, the Company reinstated the employer matching contributions for all participants to an amount equal to 100% of the first 6% of compensation that is contributed to the Plan.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation must be in 1% increments, include both employee and employer contributions and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their contributions and the Company’s matching contributions plus actual earnings thereon.

Notes Receivable from Participants – Participants actively employed by the Company may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The notes are secured by the participant’s vested account balance and bear interest at a rate commensurate to that charged by major financial institutions as determined by the Plan administrator. Note repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested account balance, are valued at the outstanding principal balance plus any accrued and unpaid interest.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocation of Plan earnings, including interest, dividends and net realized and unrealized appreciation/ depreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals in accordance with Plan provisions upon attaining age 59  1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions and related earnings thereon) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2010 and 2009, forfeited account balances amounted to $32,623 and $47,884, respectively. During 2010, $80,051 of forfeited non-vested accounts were used to reduce employer match.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals, loans and similar expenses are paid by the Plan.

Transfers to Affiliated Plans – Net transfers of participant account balances to affiliated plans of the Company totaled $4,200,744 for the year ended December 31, 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 962, Plan Accounting — Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statements of Net Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit- responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. As of December 31, 2010, the Plan did not hold any fully benefit responsive investment contracts and therefore there was no adjustment necessary from fair value to contract value.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

One of the Plan’s common/collective trust investments was the Merrill Lynch Retirement Preservation Trust (“MLPT”). Effective October 6, 2010, the Trustee of the MLPT approved a resolution to terminate the MLPT and commence liquidation of its assets and the MLPT changed from a stable value fund to a short-term bond fund. Prior to its liquidation, the MLPT invested in traditional guaranteed investment contracts (“traditional GICs”) and wrapped portfolios of fixed income investments (“synthetic GICs”). Traditional GICs are unsecured, general account obligations of insurance companies or banks and are collaterized by the assets of the insurance company or bank. Synthetic GICs consist of a portfolio of securities owned by the MLPT and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that contract value, benefit responsive payments will be made for participant directed withdrawals. Wrap contracts are issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions and are designed to allow a stable asset fund to maintain a stable contract value and to protect a fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a fund the difference between the contract value and the market value of the underlying assets for participant directed redemptions once the market value has been totally exhausted.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero. The crediting rate on traditional GICs is typically fixed for the life of the investment. The crediting rate on synthetic GICs is typically reset every month or quarter based on the contract value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. Concurrent with the commencement of the liquidation of the MLPT, all wrap contracts were terminated resulting in a change from contract value to fair value accounting as of and for the year ended December 31, 2010.

Prior to the elimination of the wrap contracts, the fair value of the underlying debt securities were valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. Traditional GICs were valued using a discounted cash flow methodology, synthetic GICs were valued on a monthly basis per the terms of the applicable contract using valuations provided by a pricing service approved by the Trustee, and the fair value of the wrap contracts was determined using a market approach discounting methodology. The investment contracts were valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

The fair value recorded in the Plan’s financial statements for such fund was $92,926,948 and $97,310,915 at December 31, 2010 and 2009, respectively. The average yield earned by the MLPT calculated based on the change in the net asset value between the beginning and the end of the year was 1.89% and 1.82% for the years ended December 31, 2010 and 2009, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 1.87% and 1.70% for the years ended December 31, 2010 and 2009, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2010, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan, totaled $1,469,245 and $30,511 at December 31, 2010 and 2009, respectively.

Accounting Pronouncements Adopted During 2010

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-6, “Fair Value Measurements and Disclosures” (“ASU 2010-6”). ASU 2010-6 expands the level of fair value disclosures by an entity, requiring information to be provided about movements of assets between levels 1 and 2, a reconciliation of purchases, sales, issuance and settlements for all level 3 instruments and fair value measurement disclosures for each class of assets and liabilities. The Plan adopted this guidance January 1, 2010, as required, except for the disclosures about purchases, sales, issuances and settlements for level 3 instruments and fair value measurements, which were adopted, as required, did not have and is not expected to have a significant impact on its financial statements.

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”). The Plan adopted ASU 2010-09 upon its issuance, as required, and it did not have a significant impact on its financial statements.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans”(“ASU 2010-25”), which requires participant loans to be (i) classified as notes receivable from participants, which are segregated from plan investments, and (ii) measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted and should be applied retrospectively to all periods presented. The Plan adopted ASU 2010-25 on December 31, 2010, as required, and reclassified participant loans from plan investments to notes receivable from participants for both periods presented in the Statements of Net Assets Available for Benefits. The impact to the Plan’s financial statements was the presentation of (i) notes receivable from participants on the Statement of Net Assets Available for Benefits and (ii) interest income on notes receivable from participants on the Statement of Changes in Net Assets Available for Benefits.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2010
Merrill Lynch Retirement Preservation Trust (i)	$92,926,948
PIMCO Total Return Fund	41,727,995
The Oakmark Equity and Income Fund	33,082,131
American Growth Fund of America	30,829,059
Davis NY Venture Fund	23,713,879
Harbor International Fund	19,724,313

2009
Merrill Lynch Retirement Preservation Trust (i) (ii)	$97,310,915
PIMCO Total Return Fund	41,239,454
The Oakmark Equity and Income Fund	32,894,130
Davis NY Venture Fund	23,036,982
American Growth Fund of America	20,718,924

(i)	Permitted party-in-interest.
(ii)	The contract value of Merrill Lynch Retirement Preservation Trust was $104,369,728 at December 31, 2009. See Note 2 – Summary of Significant Accounting Policies regarding the MLPT.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2010
Mutual funds	$22,779,994
Common/collective trusts	6,178,560
Common stock (*)	1,998,227

$30,956,781

(*)	Consists of common stock of Avis Budget Group, Inc.

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 16, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving this determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represent shares in funds managed by Merrill Lynch Trust Company FSB, the Trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2010 and 2009, the Plan held 846,582 and 930,786 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $7,271,234 and $7,693,277, respectively. During 2010, the Plan did not receive dividend income from Avis Budget Group, Inc., which is the sponsoring employer of the Plan.

6.	PLAN TERMINATION
Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$385,828,723	$384,029,125
Less: Amounts allocated to withdrawing participants	(1,469,245)	(30,511)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(7,058,813)

Net assets available for benefits per Form 5500	$384,359,478	$376,939,801

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to Form 5500:

Benefits paid to participants per the financial statements	$49,053,241
Less: Amounts allocated to withdrawing participants at December 31, 2009	(30,511)
Certain deemed distributions of notes receivable from participants	(788,871)
Add: Amounts allocated to withdrawing participants at December 31, 2010	1,469,245

Benefits paid to participants per Form 5500	$49,703,104

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010, but not yet paid as of that date.

The following is a reconciliation of change in net assets available for benefits per the financial statements for the year ended December 31, 2010 to the net income per Form 5500:

Increase in net assets available for benefits per the financial statements	$1,799,598
Less: Amounts allocated to withdrawing participants at December 31, 2010	(1,469,245)
Add: December 31, 2009 adjustment for contract value to fair value for fully benefit-responsive investment contracts	7,058,813
Transfer of assets from the Plan (Reflected in Line L-Transfer of assets- of Form 5500)	4,453,699
Amounts allocated to withdrawing participants at December 31, 2009	30,511

Net income per Form 5500	$11,873,376

8.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value in accordance with FASB ASC topic 820, Fair Value Measurements, which requires the Plan to classify its investments into (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available, including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. See Note 2 – Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

•

Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the NAV of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are also classified as Level 1.
•

Common/collective trusts – are valued based on the net asset value (“NAV”) of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

Asset Class	Level 1	Level 2	Total
Common stock	$13,172,818	$—	$13,172,818
Mutual funds:
Large-cap growth	44,205,358	—	44,205,358
Large-cap value	8,100,884	—	8,100,884
Large-cap blend	56,796,010	—	56,796,010
Mid-cap growth	10,329,732	—	10,329,732
Mid-cap value	12,589,003	—	12,589,003
Small-cap growth	5,516,387	—	5,516,387
Small-cap blend	18,942,856	—	18,942,856
Foreign large-cap blend	19,724,313	—	19,724,313
Bond funds	45,640,218	—	45,640,218
Real estate	6,373,734	—	6,373,734
Common/collective trusts:
Large-cap blend	—	18,996,201	18,996,201
Foreign large-cap blend	—	9,452,248	9,452,248
Emerging markets	—	14,007,632	14,007,632
Short term investments	—	92,926,948	92,926,948

Total	$241,391,313	$135,383,029	$376,774,342

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

Asset Class	Level 1	Level 2	Total
Common stock	$12,211,907	$—	$12,211,907
Mutual funds:
Large-cap growth	35,671,605	—	35,671,605
Large-cap value	12,187,440	—	12,187,440
Large-cap blend	55,931,112	—	55,931,112
Mid-cap growth	20,777,798	—	20,777,798
Mid-cap value	7,308,851	—	7,308,851
Small-cap growth	3,836,911	—	3,836,911
Small-cap blend	17,160,689	—	17,160,689
Foreign large-cap blend	17,690,626	—	17,690,626
Bond funds	44,528,886	—	44,528,886
Real estate	5,028,848	—	5,028,848
Common/collective trusts:
Traditional GICs	—	600,734	600,734
Synthetic GICs	—	92,146,222	92,146,222
Large-cap blend	—	16,033,011	16,033,011
Foreign large-cap blend	—	10,134,135	10,134,135
Emerging markets	—	13,333,754	13,333,754
Other assets	—	4,563,959	4,563,959

Total	$232,334,673	$136,811,815	$369,146,488

9.	SUBSEQUENT EVENT

On February 28, 2011, one of the Plan’s investments, the Merrill Lynch Retirement Preservation Trust, terminated operations and was liquidated on March 1, 2011 through an in-kind distribution to unit-holders and the funds were reinvested in the Wells Fargo Stable Return Galliard Fund.

******

Plan Number: 002

EIN: 06-0918165

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value ****
* Avis Budget Group, Inc. Common Stock	Common stock	846,582		$13,172,818
* Merrill Lynch Retirement
Preservation Trust	Common/collective trust	92,926,948		92,926,948
* Merrill Lynch Equity Index Trust	Common/collective trust	1,183,564		18,996,201
Oppenheimer International Growth Trust	Common/collective trust	623,499		9,452,248
Harding Loevner Emerging Market Fund	Common/collective trust	1,221,241		14,007,632
The Oakmark Equity and Income Fund	Registered investment company	1,192,579		33,082,131
PIMCO Total Return Fund	Registered investment company	3,845,898		41,727,995
Columbia Mid-Cap Value Fund	Registered investment company	935,290		12,589,003
American Growth Fund of America	Registered investment company	1,014,447		30,829,059
Harbor Mid-Cap Growth Fund	Registered investment company	1,201,132		10,329,732
Lord Abbett Bond Debenture Fund	Registered investment company	503,504		3,912,223
Vanguard Explorer Admiral Fund	Registered investment company	81,315		5,516,387
DWS RREEF Real Estate Fund	Registered investment company	360,709		6,373,734
Harbor International Fund	Registered investment company	325,752		19,724,313
Harbor Small Cap Value Fund	Registered investment company	966,966		18,942,856
Oppenheimer Capital Fund	Registered investment company	293,726		13,376,299
MFS Value Fund	Registered investment company	355,146		8,100,884
Davis NY Venture Fund	Registered investment company	683,594		23,713,879

* Various Participants**	Notes receivable from participants			6,930,539
Cash and cash equivalents				1,473,028

Total				$385,177,909

*	Represents a permitted party-in-interest.
**	Maturity dates range principally from January 2011 to October 2029. Interest rates range from 4.3% to 10.5%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of common/collective trusts at fair value on this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Budget Group, Inc. Employee Savings Plan

By:	/s/ Mark Servodidio
Mark Servodidio Executive Vice President and Chief Human Resources Officer Avis Budget Group, Inc.

Date: June 27, 2011